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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*


                      Williams Coal Seam Gas Royalty Trust
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                                (Name of Issuer)


                          Units of Beneficial Interest
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                         (Title of Class of Securities)


                                   969450 10 5
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                                 (CUSIP Number)


                                 Brian K. Shore
                              One Williams Center
                             Tulsa, Oklahoma 74172
                                 (918) 573-4794
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 12, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), Sec. 240.13d-1(f) or Sec. 240.13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D/A

CUSIP NO. 969450 10 5
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Williams Companies Inc. IRS No. 73-0569878
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO (See Item 3)
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,207,291*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,207,291*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,207,291 as trust units**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.75%**
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14   TYPE OF REPORTING PERSON

     CO
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*  The 2,297,291 units of beneficial interest covered by this item were purchased by Williams upon exercise of its Call Option but have not been sold to the public.

** Beneficial ownership percentages set forth herein assume that there are 9,700,000 units of the Trust outstanding.


INTRODUCTORY NOTE

         On August 30, 2000, The Williams Companies, Inc., a Delaware corporation ("Williams"), filed a Schedule 13D/A reporting that it had acquired shared voting power with respect to 3,568,791 units of beneficial interest (the "Subject Units") in the Trust pursuant to a Nominee and Voting Rights Agreement, dated August 11, 2000, entered into by Williams and Quatro Finale IV, LLC ("Quatro") (as amended by Amendment No. 1 dated November 8, 2001, the "Nominee and Voting Rights Agreement"). The Nominee and Voting Rights Agreement was entered into in connection with the sale of the Subject Units to Quatro pursuant to the Purchase and Sale Agreement dated August 11, 2000 between Williams and Quatro (as amended by Amendment No. 1 dated September 26, 2001, the "Purchase Agreement"). Also pursuant to the Purchase Agreement, Williams acquired a call option (the "Call Option"), to purchase, in one or more lots of 10,000 units, the Subject Units (as reported on Form 4 filed September 26, 2000) and Quatro acquired an option to require Williams to purchase the Subject Units (the "Put Option"). In December of 2001 and in January of 2002, Williams, through several exercises of its Call Option, purchased an aggregate of 260,000 of the Subject Units from Quatro (the "Trust Units"), changing only the form by which it beneficially owned a portion of the Subject Units from derivative securities to underlying securities. During December of 2001 and January of 2002 Williams also sold many of the Trust Units it had acquired pursuant to its Call Option in the public market under an effective registration statement on Form S-3 filed September 28, 2001.

         On January 4, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,308,791 Subject Units and sole voting and dispositive power of 85,600 Trust Units.

         On April 22, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,108,791 Subject Units and sole voting and dispositive power of 143,400 Trust Units.

         On September 4, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 3,008,791 Subject Units and sole voting and dispositive power of 60,000 Trust Units.

         On October 2, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,858,791 Subject Units and sole voting and dispositive power of 108,800 Trust Units.

         On November 20, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,708,791 Subject Units and sole voting and dispositive power of 150,000 Trust Units.

         On December 12, 2002, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,608,791 Subject Units and sole voting and dispositive power of 118,300 Trust Units.

         On January 8, 2003, Williams filed a Schedule 13D/A reporting that it had shared voting power with respect to 2,608,791 Subject Units and sole voting and dispositive power of 4,000 Trust Units.

         On June 20, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,514,391 Trust Units.

         On July 10, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,411,791 Trust Units.

         On August 21, 2003, Williams filed a Schedule 13D/A reporting that it had sole voting and dispositive power of 2,313,491 Trust Units.

         The purpose of this Amendment No. 12 on Schedule 13D/A is to reflect the fact that Williams has sold underlying Trust Units that it acquired pursuant to exercises of its Call Option.

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ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 12 on Schedule 13D/A (this "Amendment No. 12") relates to the Trust Units and is being filed by Williams. This Amendment No. 12 amends Items 3 and 5 of Amendment No. 11 on Schedule 13D/A filed on August 21, 2003.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Williams acquired beneficial ownership of the Subject Units on August 11, 2000 in the form of a Call Option granted to it by Quatro pursuant to the Purchase Agreement. Williams was granted the Call Option by Quatro in exchange for the Put Option to Quatro under the Purchase Agreement. The Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). Williams, through a series of exercises of its Call Option, acquired an aggregate of 2,608,791 Trust Units from January 4, 2003 through June 18, 2003. Williams funded the purchase of the Trust Units through general corporate funds.

         From August 20, 2003 to September 12, 2003, Williams sold an aggregate of 105,200 Trust Units in the public market through ordinary broker-dealer transactions pursuant to an effective registration statement filed on September 28, 2001 at the market price on the date of sale. The weighted average price received by Williams for the sale of the Trust Units was $12.6524.


ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER AS OF SEPTEMBER 12, 2003.

         (a) There were 9,700,000 units of the Trust outstanding as of March 1, 2002. Williams is deemed to be the beneficial owner of 2,207,291 units, which are owned in the form of common units. The units constitute 22.75% of the issued and outstanding common units.

         (b)  Sole power to vote or to direct the vote:                2,207,291
              Shared power to vote or to direct the vote:                      0
              Sole power to dispose or to direct the disposition:      2,207,291
              Shared power to dispose or to direct the disposition:            0

         (c) There have been reportable transactions with respect to the Trust Units within the last 60 days by Williams, which have been reported on Form 4.

         (d) Williams has the right to receive distributions from, and proceeds from the sale of, the Trust Units reported in Item 9 of the cover page.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2003

                                        By:     /s/ Brian K. Shore
                                                --------------------------------
                                        Name:   Brian K. Shore
                                        Title:  Secretary



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